Exhibit 99.8

GALAXY INVESTMENT HOLDINGS, INC.

RESTRICTED STOCK UNIT AGREEMENT

THIS RESTRICTED STOCK UNIT AGREEMENT (this “Agreement) is entered into as of March 17, 2014, by and between Galaxy Investment Holdings, Inc., a Delaware corporation (the “Company”) and Ronald D. Fisher (the “Executive”).

RECITALS

WHEREAS, Executive is currently the President of Softbank Holdings Inc. (“Holdings”), is providing services to the Company, and serves as President and Chairman of SoftBank Inc., (“Softbank U.S.”);

WHEREAS, in consideration for Executive’s services to the U.S. wholly – owned subsidiaries of Softbank Corp., including but not limited to the Company, Holdings and Softbank U.S., and as an incentive to continue such services, the Company has determined that it would be in the best interests of the Company, Holdings and Softbank U.S. to grant Executive an award of restricted stock units to acquire shares of Sprint Corporation (“Sprint”) common stock (“Sprint Common Stock”) owned by the Company, or, in the sole discretion of the Company, a cash payment in lieu of all or a portion thereof; and

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1.    Issuance of Units. The Company hereby issues to Executive an award (the “Award”) of 2,846,508 restricted stock units (the “Units”), subject to the terms and conditions set forth in this Agreement.

2.    Vesting Schedule.

(a)    Subject to Executive’s Continuous Service and other limitations set forth in this Agreement, the Units will “vest” in accordance with the following schedule (the “Vesting Schedule”): twenty-five percent (25%) of the Units will vest on each November 15 of 2015, 2016, 2017 and 2018.

(b)    Notwithstanding the foregoing, the Award shall be subject to the following accelerated vesting provisions:

(i)    In the event of Executive’s death, 100% of the unvested Units then subject to the Award will vest immediately prior to Executive’s death;

(ii)    In the event of Executive’s Disability, 100% of the unvested Units then subject to the Award will vest immediately prior to the date of Executive’s Disability; and

(iii)    In the event of the termination of Executive’s Continuous Service by the Company or a Related Entity without Cause, 100% of the unvested Units then subject to the Award will vest immediately prior to the date of such termination.

(c)    In the event of Executive’s change in status from Employee, Director or Consultant to any other status of Employee, Director or Consultant, the determination of whether such change in status results in a termination of Continuous Service will be determined in accordance with Section 409A of the Code.

(d)    During any authorized leave of absence, unless otherwise determined by the Company, the vesting of the Units as provided in the Vesting Schedule shall be suspended (to the extent permitted under Section 409A of the Code) and the duration of such suspension will parallel the duration of the leave of absence under the Company’s then effective leave of absence policy. The Vesting Schedule of the Units shall be extended by the length of the suspension. Vesting of the Units shall resume upon Executive’s termination of the leave of absence and return to service to the Company or a Related Entity; provided, however, that if the leave of absence exceeds six (6) months, and a return to service upon expiration of such leave is not guaranteed by statute or contract, then (a) Executive’s Continuous Service shall be deemed to terminate on the first date following such six-month period and (b) Executive will forfeit the Units that are unvested on the date of Executive’s termination of Continuous Service. An authorized leave of absence shall include sick leave, military leave, or other bona fide leave of absence (such as temporary employment by the government). Notwithstanding the foregoing, with respect to a leave of absence due to any medically determinable physical or mental impairment of Executive that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, where such impairment causes Executive to be unable to perform the duties of Executive’s position of employment or substantially similar position of employment, a twenty-nine (29) month period of absence shall be substituted for such six (6) month period above.

(e)    For purposes of this Agreement, the term “vest” shall mean, with respect to any Units, that such Units are no longer subject to forfeiture to the Company. If Executive would become vested in a fraction of a Unit, such Unit shall not vest until Executive becomes vested in the entire Unit.

(f)    Vesting shall cease upon the date of termination of Executive’s Continuous Service for any reason. In the event Executive’s Continuous Service is terminated for any reason, any unvested Units held by Executive (and any dividend equivalents credited in respect of such Units) immediately upon such termination of Continuous Service (after giving effect to any vesting acceleration provided pursuant to Section 2(b) above) shall be forfeited and deemed reconveyed to the Company and the Company shall thereafter be the legal and beneficial owner of such reconveyed Units and shall have all rights and interest in or related thereto without further action by Executive.

3.    Transfer Restrictions. The Units (and any dividend equivalents credited in respect of such Units) may not be transferred in any manner other than by will or by the laws of descent and distribution. Any attempt to transfer the Units (and any dividend equivalents credited in respect of such Units) in violation of this Section 3 will be null and void and will be disregarded.

4.    Conversion of Units and Transfer of Shares.

(a)    General. Subject to Sections 4(b) and 4(c), one share of Sprint Common Stock shall be transferable to Executive for each Unit subject to the Award (the “Shares”) upon vesting. Immediately thereafter, or as soon as administratively feasible, the Company will, or will cause a Related Entity to, transfer the appropriate number of Shares to Executive after satisfaction of any required tax or other withholding obligations. The Company may, however, in its sole discretion, make, or cause a Related Entity to make, a cash payment in lieu of the transfer of the Shares for vested Units in an amount equal to the Fair Market Value of one share of Sprint Common Stock multiplied by the number of vested Units, or settle the vested Units in a combination of Shares or cash. Any fractional Unit remaining after the Award is fully vested shall be discarded and shall not be converted into a fractional Share (or cash). Notwithstanding the foregoing, the relevant number of Shares (or cash) shall be transferred no later than March 15th of the year following the calendar year in which the Award vests, unless the Award is subject to Section 409A, in which case, the relevant number of Shares (or cash) shall be transferred in accordance with Treasury Regulation Section 1.409A-3(d), as may be amended from time to time.

(b)    Delay of Conversion. The conversion of the Units into Shares under Section 4(a) above shall be delayed in the event the Company reasonably anticipates that the transfer of the Shares would constitute a violation of federal securities laws or other Applicable Law. If the conversion of the Units into Shares is delayed by the provisions of this Section 4(b), the conversion of the Units into Shares shall occur at the earliest date at which the Company reasonably anticipates that transferring the Shares will not cause a violation of federal securities laws or other Applicable Law. For purposes of this Section 4(b), the transfer of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Code is not considered a violation of Applicable Law.

(c)    Delay of Transfer of Shares (or Cash). The Company shall delay or cause to be delayed the transfer of any Shares (or cash) under this Section 4 to the extent necessary to comply with Section 409A(a)(2)(B)(i) of the Code (relating to payments made to certain “specified employees” of certain publicly-traded companies); in such event, any Shares (or cash) to which Executive would otherwise be entitled during the six (6) month period following the date of Executive’s termination of Continuous Service will be transferable on the first business day following the expiration of such six (6) month period.

5.    Dividend Equivalents. In the event Sprint declares a cash dividend on the Sprint Common Stock prior to the date the Award is settled in full or terminates, dividend equivalents will be credited in respect of any outstanding Units. At the Company’s discretion, such dividend equivalents may be: (i) payable in cash with the value of such dividend equivalents measured by the per share dividend paid with respect to the Sprint Common Stock; or (ii) reinvested in additional Units, with the number of additional Units equal to the quotient obtained by dividing

(A) the aggregate amount or value of the dividends paid with respect to that number of Shares equal to the number of Units subject to the Award on the date the dividends are paid by the Company to the Company’s stockholders by (B) the Fair Market Value of a Share on the dividend payment date, rounded down to the nearest whole Unit. The dividend equivalents (whether payable in cash or reinvested in additional Units) will be subject to all of the terms and conditions of the Award, including that the dividend equivalents will vest and become payable upon the same terms and at the same time as the original Units to which they relate.

6.    Right to Shares. Executive shall not have any right in, to or with respect to any of the Shares (including any voting rights or rights with respect to dividends paid on the Sprint Common Stock) transferable under the Award until the Award is settled by the transfer of such Shares to Executive.

7.    Taxes.

(a)    Tax Liability. Executive is ultimately liable and responsible for all taxes owed by Executive in connection with the Award (including any dividend equivalents), regardless of any action the Company or any Related Entity takes with respect to any tax withholding obligations that arise in connection with the Award. Neither the Company nor any Related Entity makes any representation or undertaking regarding the treatment of any tax withholding in connection with any aspect of the Award, including the grant, vesting, assignment, release or cancellation of the Units, the delivery of Shares or cash, the subsequent sale of any Shares acquired upon vesting and the receipt of any dividends or dividend equivalents. The Company does not commit and is under no obligation to structure the Award to reduce or eliminate Executive’s tax liability.

(b)    Payment of Withholding Taxes. Prior to any event in connection with the Award (e.g., vesting) that the Company or any Related Entity determines may result in any tax withholding obligation, whether United States federal, state, local or non-U.S., including any social insurance, employment tax, payment on account or other tax-related obligation (the “Tax Withholding Obligation”), Executive must arrange for the satisfaction of the minimum amount of such Tax Withholding Obligation in a manner acceptable to the Company.

(i)    By Share Withholding. If permissible under Applicable Law, Executive authorizes the Company to, upon the exercise of its sole discretion, withhold from those Shares otherwise transferable to Executive the whole number of Shares sufficient to satisfy the minimum applicable Tax Withholding Obligation. Executive acknowledges that the withheld Shares may not be sufficient to satisfy Executive’s minimum Tax Withholding Obligation. Accordingly, Executive agrees to pay to the Company or any Related Entity as soon as practicable, including through additional payroll withholding, any amount of the Tax Withholding Obligation that is not satisfied by the withholding of Shares described above.

(ii)    By Sale of Shares. Executive may instruct and authorize the Company and any brokerage firm determined acceptable to the Company for such purpose to sell on Executive’s behalf a whole number of Shares from those Shares transferable to Executive as the Company determines to be appropriate to generate cash proceeds sufficient to satisfy the minimum applicable Tax Withholding Obligation. Such Shares will be sold on the day such Tax

Withholding Obligation arises (e.g., a vesting date) or as soon thereafter as practicable. Executive will be responsible for all broker’s fees and other costs of sale, and Executive agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale. To the extent the proceeds of such sale exceed Executive’s minimum Tax Withholding Obligation, the Company agrees to pay such excess in cash to Executive. Executive acknowledges that the Company or its designee is under no obligation to arrange for such sale at any particular price, and that the proceeds of any such sale may not be sufficient to satisfy Executive’s minimum Tax Withholding Obligation. Accordingly, Executive agrees to pay to the Company or any Related Entity as soon as practicable, including through additional payroll withholding, any amount of the Tax Withholding Obligation that is not satisfied by the sale of Shares described above.

(iii)    By Check, Wire Transfer or Other Means. Within such time period before any Tax Withholding Obligation arises (e.g., a vesting date) as may be required by the Administrator, Executive may elect to satisfy Executive’s Tax Withholding Obligation by delivering to the Company an amount that the Company determines is sufficient to satisfy the Tax Withholding Obligation by (x) wire transfer to such account as the Company may direct, (y) delivery of a certified check payable to the Company, or (z) such other means as specified from time to time by the Administrator.

Notwithstanding the foregoing, the Company or a Related Entity also may satisfy any Tax Withholding Obligation by offsetting any amounts (including, but not limited to, salary, bonus and severance payments) payable to Executive by the Company and/or a Related Entity. Furthermore, in the event of any determination that the Company has failed to withhold a sum sufficient to pay all withholding taxes due in connection with the Award, Executive agrees to pay the Company the amount of such deficiency in cash within five (5) days after receiving a written demand from the Company to do so, whether or not Executive is an employee of the Company at that time.

8.    Executive Acknowledgements.

(a)    Executive acknowledges and agrees that the Units shall vest, if at all, only during the period of Executive’s Continuous Service (not through the act of being hired, being granted this Award or acquiring the Shares hereunder).

(b)    Executive acknowledges and agrees that nothing in this Agreement shall confer upon Executive any right to continuation of Executive’s Continuous Service, nor shall it interfere in any way with Executive’s right or the right of SoftBank, the Company or any Related Entity to terminate Executive’s Continuous Service at any time, with or without cause, and with or without notice. Executive acknowledges that unless Executive has a written employment agreement with the Company to the contrary, Executive’s status is at will.

(c)    Executive acknowledges receipt of a copy of the Agreement and represents that he is familiar with the terms and provisions thereof, and hereby accepts the Award subject to all of the terms and provisions hereof and thereof. Executive has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement. Executive further agrees and acknowledges that this Award is a non-elective arrangement pursuant to Section 409A of the Code.

(d)    Executive further acknowledges that, from time to time, Sprint may be in a “blackout period” and/or subject to applicable federal securities laws that could subject Executive to liability for engaging in any transaction involving the sale of the Shares transferred in connection with this Award. Executive further acknowledges and agrees that, prior to the sale of any Shares acquired under this Award, it is Executive’s responsibility to determine whether or not such sale of Shares will subject Executive to liability under insider trading rules and policies of SoftBank, the Company and Sprint or other applicable federal securities laws.

(e)    The Company may, in its sole discretion, decide to deliver this Agreement or any documents related to this Award by electronic means, and Executive hereby consents to receive this Agreement and any documents related to this Award by electronic delivery.

(f)    Executive hereby agrees that all questions of interpretation and administration relating to this Agreement shall be resolved by the Administrator in accordance with Section 12 of this Agreement. Executive further agrees to the venue and jurisdiction selection in accordance with Section 13 of this Agreement. Executive further agrees to notify the Company upon any change in his residence address indicated in this Agreement.

9.    Adjustments Upon Changes in Capitalization of Sprint. The number of Shares covered by the Award, as well as any other terms that the Administrator determines require adjustment, shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by Sprint, or (iii) any other transaction with respect to Sprint Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of Sprint shall not be deemed to have been “effected without receipt of consideration.” In the event of any distribution of cash or other assets to Sprint stockholders other than a normal cash dividend, the Administrator shall also make such adjustments as provided in this Section 9 or substitute or exchange the Award or grant new awards to effect such adjustments (collectively “adjustments”). Any such adjustments to the Award will be effected in a manner that precludes the enlargement of rights and benefits under the Award. In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the issuance of Shares, cash or other consideration pursuant to the Award during certain periods of time. Except as the Administrator determines, no issuance by Sprint of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number of Shares subject to the Award.

10.    Entire Agreement: Governing Law. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes in its entirety all prior undertakings and agreements of the Company or any Related Entity and Executive with respect to the subject matter hereof, and, except as set forth in Section 15, may not be modified adversely to Executive’s interest except by means of a writing signed by the Company and Executive. These agreements are to be construed in accordance with and governed by the internal laws of the State of Delaware without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Delaware to the rights and duties of the parties. Should any provision of this Agreement be determined to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

11.    Construction. The captions used in this Agreement are inserted for convenience and shall not be deemed a part of the Award for construction or interpretation. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

12.    Administration and Interpretation. Any question or dispute regarding the administration or interpretation of this Agreement shall be submitted by Executive or by the Company to the Administrator. The resolution of such question or dispute by the Administrator shall be final and binding on all persons.

13.    Venue and Jurisdiction. The parties agree that any suit, action, or proceeding arising out of or relating to this Agreement shall be brought exclusively in the United States District Court for the District of Delaware (or should such court lack jurisdiction to hear such action, suit or proceeding, in a Delaware state court in New Castle County) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this Section 13 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

14.    Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown in these instruments, or to such other address as such party may designate in writing from time to time to the other party.

15.    Amendment and Delay to Meet the Requirements of Section 409A. Executive acknowledges that the Company, in the exercise of its sole discretion and without the consent of Executive, may amend or modify this Agreement in any manner and delay the transfer of any Shares transferable pursuant to this Agreement to the minimum extent necessary to meet the requirements of Section 409A of the Code as amplified by any Treasury regulations or guidance from the Internal Revenue Service as the Company deems appropriate or advisable. In addition, the Company makes no representation that the Award will comply with Section 409A of the Code and makes no undertaking to prevent Section 409A of the Code from applying to the Award or to mitigate its effects on any deferrals or payments made in respect of the Units. Executive is encouraged to consult a tax adviser regarding the potential impact of Section 409A of the Code.

16.    Definitions. The following definitions shall apply as used herein.

(a)    “Administrator” means the Board (or its designee).

(b)    “Applicable Laws” means the legal requirements relating to this Agreement and the Award granted hereunder with respect to applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

(c)    “Board” means the Board of Directors of the Company or SoftBank.

(d)    “Cause” means, with respect to the termination by the Company or a Related Entity of the Executive’s Continuous Service, that such termination is for “Cause” as such term (or word of like import) is expressly defined in a then-effective written agreement between the Executive and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Executive’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

(e)    “Code” means the Internal Revenue Code of 1986, as amended.

(f)    “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(g)    “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. Executive’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which Executive provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in this Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(h)    “Director” means a member of the Board or the board of directors of any Related Entity.

(i)    “Disability” means, unless such term (or word of like import) is expressly defined in a then-effective written agreement between Executive and the Company or a Related Entity, a permanent and total disability as determined under the long-term disability plan of the Company or the Related Entity to which Executive provides services unless Executive is not a participant in such long-term disability plan or in the absence of such long-term disability plan, in which case, “Disability” means a mental or physical condition which totally and presumably permanently prevents Executive from engaging in any substantial gainful employment with the Company or the Related Entity to which Executive provides services prior to the inception of the disability; provided that, if the Award is subject to Section 409A, “Disability” means a disability within the meaning of Code Section 409A(a)(2)(C) and Treasury regulation section 1.409A-3(i)(4), as each may be amended from time to time. Executive will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(j)    “Employee” means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company or the Related Entity.

(k)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(l)    “Fair Market Value” means, as of any date, the value of Sprint Common Stock determined as follows:

(i)    If the Sprint Common Stock is listed on one or more established stock exchanges or national market systems, including without limitation the New York Stock Exchange, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Sprint Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)    If the Sprint Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Sprint Common Stock shall be the mean between the high bid and low asked prices for the Sprint Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)    In the absence of an established market for the Sprint Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

(m)    “Officer” means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(n)    “Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(o)    “Related Entity” means any Parent or Subsidiary of the Company and any other entity that is not a Subsidiary of the Company but is a Subsidiary of the Company’s Parent; provided, however, that the term shall not include Sprint or Sprint’s Subsidiaries for purposes of (i) the term “Continuous Service”; or (ii) the shares of Sprint Common Stock owned or held by SoftBank, each as used in this Agreement.

(p)    “Share” means a share of Sprint Common Stock.

(q)    “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

IN WITNESS WHEREOF, the parties hereto have duly executed this Restricted Stock Unit Agreement as of the date first above written.

GALAXY INVESTMENT HOLDINGS, INC., a Delaware corporation	EXECUTIVE: Ronald D. Fisher

By: /s/ Joshua O. Lubov	/s/ Ronald D. Fisher
Name: Joshua O. Lubov	Address: 38 Glen Avenue
Title: Treasurer and Secretary	Newton, MA 02459

END OF AGREEMENT